Exhibit 4.6

AMENDED AND RESTATED TERM LOAN A NOTE

December 20, 2021

$22,168,515.30	Stamford, Connecticut

The undersigned, for value received, promises to pay to the order of POST ROAD SPECIAL OPPORTUNITY FUND II LP, a Delaware limited partnership (the “Lender”), at the principal office of Post Road Administrative LLC (the “Administrative Agent”) in Stamford, Connecticut the aggregate unpaid amount of all Closing Date Loans made to the undersigned by the Lender pursuant to the Credit Agreement referred to below, such principal amount to be payable on the dates set forth in the Credit Agreement.

The undersigned further promises to pay interest on the unpaid principal amount of each Closing Date Loan from the date of such Closing Date Loan until such Closing Date Loan is paid in full, payable at the rate(s) and at the time(s) set forth herein and in the Credit Agreement. Payments of both principal and interest are to be made in lawful money of the United States of America.

The unpaid principal amount of Term Loan A shall bear interest for the period commencing on the Closing Date through the date Term Loan A is Paid in Full in cash or same day funds at a rate equal to LIBOR (with a set Interest Period) plus 12.0% per annum; provided, however, that the Obligations may bear interest at the Default Rate pursuant to Section 3.2 of the Credit Agreement; provided further, that the undersigned may elect to defer until the Maturity Date payment of accrued and unpaid interest on Term Loan A pursuant to Section 3.3 of the Credit Agreement; provided further, that premium amounts and an exit fee on Term Loan A may be due pursuant to Section 4.4 of the Credit Agreement.

All Obligations shall be due and payable on the earlier of (A) November 17, 2024, or (B) the date to which the Obligations are accelerated pursuant to ARTICLE XIII of the Credit Agreement.

This Amended and Restated Term Loan A Note (this “Note”) evidences indebtedness incurred under, and is subject to the terms and provisions of, the Credit Agreement, dated as of November 17, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; terms not otherwise defined herein are used herein as defined in the Credit Agreement), among the undersigned, certain Persons (including the Lender) and the Administrative Agent, to which Credit Agreement reference is hereby made for a statement of the terms and provisions under which this Note may or must be paid prior to its due date or its due date accelerated.

This Note is made under and governed by the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

It is the intention of the Lender, the Administrative Agent, and the undersigned that the execution and delivery of this Note does not effectuate a novation of the obligations and liabilities of the undersigned to the Lender under the Term Loan A Note dated November 17, 2020 in the original stated principal amount of TEN MILLION FIVE HUNDRED THOUSAND DOLLARS ($10,500,000.00), made by the undersigned in favor of the Lender, but that this Note merely serves as an amendment and restatement thereof, and supersedes and replaces the same.

[Signature page follows.]

Signature Page to Amended and Restated Term Loan A Note

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered by its duly authorized officer as of the date first set forth above.

T3 COMMUNICATIONS, INC.,
a Nevada corporation

By:	/s/ Arthur L. Smith
Name:	Arthur L. Smith
Title:	CEO

Signature Page to Term Loan A Note